UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1 )*

Intuitive Machines, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

46125A100

(CUSIP Number)

Kamal Seyed Ghaffarian
5937 Sunnyslope Drive

Naples, FL 34119
(301) 486-3150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 31, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46125A100	13D	Page 1 of 7 pages

1	Names of Reporting Persons Kamal Seyed Ghaffarian
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 67,434
	8	Shared Voting Power 51,733,165
	9	Sole Dispositive Power 67,434
	10	Shared Dispositive Power 51,733,165

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,800,599
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 50.8%
14	Type of Reporting Person IN

CUSIP No. 46125A100	13D	Page 2 of 7 pages

1	Names of Reporting Persons Ghaffarian Enterprises, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 47,950,235
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 47,950,235

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,950,235
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 48.9%
14	Type of Reporting Person OO

CUSIP No. 46125A100	13D	Page 3 of 7 pages

1	Names of Reporting Persons Intuitive Machines KG Parent, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 1,541,809
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,541,809

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,541,809
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.8%
14	Type of Reporting Person OO

CUSIP No. 46125A100	13D	Page 4 of 7 pages

1	Names of Reporting Persons GM Enterprises, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,241,121
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,241,121

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,241,121
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.0%
14	Type of Reporting Person OO

CUSIP No. 46125A100	13D	Page 5 of 7 pages

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 8, 2024 (as amended to date, the “Schedule 13D”), relating to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Intuitive Machines, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Warrant Assignment

On May 31, 2024, Ghaffarian Enterprises, LLC assigned 4,150,780 OpCo Series A Warrants and 4,150,780 OpCo Series B Warrants in a private transaction, for aggregate consideration of $7,525,364.14 and $6,183,001.89, respectively.

CUSIP No. 46125A100	13D	Page 6 of 7 pages

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and supplemented with the following:

(a) – (b) The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 53,723,453 shares of Class A Common Stock outstanding as of May 8, 2024, as disclosed in the Issuer’s quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on May 14, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Kamal Seyed Ghaffarian	51,800,599	50.8%	67,434	51,733,165	67,434	51,733,165
Ghaffarian Enterprises, LLC	47,950,235	48.9%	0	47,950,235	0	47,950,235
Intuitive Machines KG Parent, LLC	1,541,809	2.8%	0	1,541,809	0	1,541,809
GM Enterprises, LLC	2,241,121	4.0%	0	2,241,121	0	2,241,121

The securities reported herein include (i) 48,181,559 Common Units, which may be redeemed for shares of Class A Common Stock on a one-to-one basis, of which 44,398,629 Common Units are held by Ghaffarian Enterprises, LLC, 1,541,809 Common Units are held by Intuitive Machines KG Parent, LLC and 2,241,121 Common Units are held by GM Enterprises, LLC; (ii) 3,551,606 shares of Class A Common Stock held directly by Ghaffarian Enterprises, LLC; and (iii) 67,434 restricted stock units (“RSUs”) held by Dr. Ghaffarian, which are expected to vest within 60 days. Each RSU represents a contingent right to receive one share of Class A Common Stock.

The amount of Common Units reported above includes 4,355,707 Earn Out Units which vest dependent upon the satisfaction of the certain milestones as previously described in the Schedule 13D.

Dr. Ghaffarian is the sole trustee of a revocable trust, which is the sole member of Ghaffarian Enterprises, LLC and the sole managing member of Intuitive Machines KG Parent, LLC, and GM Enterprises, LLC. As a result, Dr. Ghaffarian may be deemed to share beneficial ownership of the securities reported herein, but disclaims beneficial ownership.

(c) Except as described in Item 4 above, during the past 60 days, the Reporting Persons have not effected any transactions with respect to the Class A Common Stock.

(d) None.

(e) Not applicable.

CUSIP No. 46125A100	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2024

Kamal Seyed Ghaffarian

/s/ Kamal Seyed Ghaffarian

Ghaffarian Enterprises, LLC

By:	/s/ Kamal Seyed Ghaffarian
Name:	Kamal Seyed Ghaffarian
Title:	Trustee of the Sole Member

Intuitive Machines KG Parent, LLC

By:	/s/ Kamal Seyed Ghaffarian
Name:	Kamal Seyed Ghaffarian
Title:	Trustee of the Sole Managing Member

GM Enterprises, LLC

By:	/s/ Kamal Seyed Ghaffarian
Name:	Kamal Seyed Ghaffarian
Title:	Trustee of the Sole Managing Member